                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A

                      Under the Securities Exchange Act of
                                      1934
                               (Amendment No. 4)*

                        The TesseracT Group, Inc. (f/k/a
                         Education Alternatives, Inc.)
                                (Name of Issuer)

                        Common Stock, par value $.01 per
                                     share
                         (Title of Class of Securities)

                                    881612 10 5
                                 (CUSIP Number)

                                Benjamin Nazarian
                          Pioneer Venture Fund, L.L.C.
                              2000 Pasadena Avenue
                             Los Angeles, California
                                 (323) 223-1114
                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                               - with a copy to -

                              Roger D. Blanc, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099


                                 April 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------
CUSIP No.  881612 10 5
---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Pioneer Venture Fund, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                     (b) |_|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
      OWNED BY        --------- ------------------------------------------------
        EACH             8      SHARED VOTING POWER
      REPORTING
       PERSON                   461,500
        WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     461,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                461,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                         |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                         INCLUDE BOTH SIDES OF THE COVER
                          PAGE, RESPONSES TO ITEMS 1-7
                           (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------
CUSIP No. 881612 10 5
-------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Union Communications Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                       (b) |_|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
      OWNED BY       --------- -------------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                   357,500
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     357,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                357,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                         INCLUDE BOTH SIDES OF THE COVER
                          PAGE, RESPONSES TO ITEMS 1-7
                           (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------
CUSIP No. 881612 10 5
---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Benjamin Nazarian
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |_|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        80,000
    BENEFICIALLY
      OWNED BY        --------- ------------------------------------------------
        EACH             8      SHARED VOTING POWER
     REPORTING
       PERSON                       819,000
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     80,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     819,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                899,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 9.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                         INCLUDE BOTH SIDES OF THE COVER
                          PAGE, RESPONSES TO ITEMS 1-7
                           (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons on September 22, 1997, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by the Reporting Persons on February 5, 1998, Amendment No. 2 thereto ("Amendment No. 2") filed by the Reporting Persons on March 9, 1998 and Amendment No. 3 thereto ("Amendment No. 3") filed by the Reporting Persons on June 5, 1998, and is being filed pursuant to Rule 13d-2 promulgated under the Exchange Act to reflect a material acquisition of beneficial ownership of the Common Stock. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.  Identity and Background
         -----------------------

          Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows.

          (a) This statement is filed by Pioneer Venture Fund, L.L.C., a Delaware limited liability company ("PVF"), Union Communications Company, a California limited partnership ("UCC") and Benjamin Nazarian ("Nazarian" and with PVF and UCC, collectively, the "Reporting Persons"). Attached as Exhibit 1 and incorporated by reference herein is the information required by Item 2 as to the members of PVF and the general partners of UCC.

          (b) The address of the principal business and principal office of each of PVF and UCC is 2000 Pasadena Avenue, Los Angeles, California 90031. Nazarian's business address is 2000 Pasadena Avenue, Los Angeles, California 90031.

          (c) The principal business of PVF is that of a limited liability company engaged in making investments. The principal business of UCC is that of a partnership engaged in making investments. Nazarian's principal occupation is acting as Manager of PVF. The business address of each of the Reporting Persons is given in response to section (b) above.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The individual referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

          The total amount of funds required by PVF to purchase the Shares it owns directly was $1,724,453 and was furnished from (i) a loan from UCC in the amount of $500,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, (ii) a loan from UCC in the amount of $520,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, and (iii) margin loans from Prudential Securities Incorporated ("Prudential") and BT Alex. Brown Incorporated (formerly known as Alex. Brown & Sons Incorporated, "BT Alex. Brown"), made by Prudential and BT Alex. Brown in the ordinary course of their respective businesses. Copies of the Margin Agreements between PVF and each of Prudential and BT Alex. Brown are attached hereto as Exhibits 4 and 12, respectively, and are incorporated herein by reference.

          The total amount of funds required by UCC to purchase the Shares it owns directly was $1,584,492 and was furnished from margin loans from Prudential, Lehman Brothers Inc. ("Lehman") and BT Alex. Brown, made by Prudential, Lehman and BT Alex. Brown in the ordinary course of their respective businesses. Copies of the Margin Agreements between UCC and each of Prudential, Lehman and BT Alex. Brown are attached hereto as Exhibits 5(a), 5(b) and 12 respectively, and are incorporated herein by reference.

          The total amount of funds required by Nazarian to purchase the Shares he owns directly was $394,753 and was furnished from margin loans from Lehman, made by Lehman in the ordinary course of its business. A copy of the Margin Agreement between Nazarian and Lehman is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          Items 5(a) and 5(b) of the Schedule 13D are hereby amended in their entirety to read as follows:

          Information with respect to this Item 5 is given as of the date hereof, and is based on 9,579,306 Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the period ending December 31, 1998.

          (a) The Reporting Persons beneficially own an aggregate of 899,000 Shares. Based on information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 filed with the Securities and Exchange Commission, the Shares held by the Reporting Persons represent approximately 9.2% of the outstanding Shares.

          PVF beneficially owns 311,500 Shares and, on April 15, 1999, was issued an immediately exerciseable warrant to purchase 150,000 Shares at $3.00 per Share (the "Warrant"). By virtue of Rule 13d-3 ("Rule 13d-3") under the Securities and Exchange Act of 1934 (the "Exchange Act"), PVF may be deemed to be the beneficial owner of 461,500 Shares as a result of the 311,500 Shares that have been purchased and the Shares issuable upon exercise of the Warrant. PVF's beneficial ownership comprises approximately 4.7% of the outstanding Shares.

          UCC beneficially owns 357,500 Shares. UCC's beneficial ownership comprises approximately 3.7% of the outstanding Shares.

          Nazarian directly owns 80,000 Shares, representing approximately 0.8% of the outstanding Shares.

          By reason of the control Nazarian exercises with respect to the investments of PVF and UCC, as described in Item 6, Nazarian may be deemed pursuant to Rule 13d-3 to own beneficially all of the Shares owned by PVF and UCC. Thus, Nazarian may be deemed to have beneficial ownership of 899,000 Shares, representing approximately 9.2% of the outstanding Shares.

          On June 22, 1998, Dr. Pejman Salimpour terminated the limited power of attorney previously giving Nazarian power of disposition over his Shares. Pursuant to the terms of Rule 13d-3, Nazarian is no longer deemed to own beneficially all of the Shares which Dr. Salimpour beneficially owns, and such Shares are not included in the aggregate of Shares beneficially owned by Nazarian.

          (b) Each of PVF and UCC share with Nazarian the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Shares owned directly by them.

          Item 5(c) of the Schedule 13D is hereby amended by adding the following to the end thereof:

          On April 15, 1999, the Company issued the Warrant to PVF in connection with the refinancing of a portion of the Company's debt held by PVF.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

          Nazarian controls, in practice, the investment decisions of PVF and UCC.

          Dr. Pejman Salimpour had executed a limited power of attorney giving Nazarian shared power of disposition, but not voting power, over the Shares held by Dr. Salimpour. This power of attorney was previously disclosed in the
Schedule 13D. On June 22, 1998, Dr. Salimpour terminated the limited power of attorney. Dr. Salimpour is no longer deemed a member of the group for the purposes of Rule 13d-5(b)(1) of the Exchange Act and is no longer a filing person with respect to this Schedule 13D.

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 15 and is incorporated herein by reference. The joint filing agreement by and between the Reporting Persons and Dr. Pejman Salimpour, dated September 22, 1997, which was previously disclosed in the Schedule 13D, has been terminated by the parties thereto. Salimpour is no longer a filing person with respect to this Schedule 13D.

          Except as described herein and by reference to Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

          By virtue of the relationships among the Reporting Persons as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

          Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 15                 Joint Filing Agreement

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1999


                                            PIONEER VENTURE FUND, L.L.C.


                                            By:/s/ Benjamin Nazarian
                                               ---------------------
                                                Name: Benjamin Nazarian
                                                Title: Manager




                                            UNION COMMUNICATIONS COMPANY


                                            By:/s/ Benjamin Nazarian
                                               ---------------------
                                                 Name: Benjamin Nazarian
                                                 Title: General Partner




                                            /s/ Benjamin Nazarian
                                            ---------------------
                                                 Benjamin Nazarian

                                  EXHIBIT INDEX
                                  -------------



Exhibit Number                                    Title
--------------                                    -----

Exhibit 15 Joint Filing Agreement by and among Pioneer Venture Fund, L.L.C., Union Communications Company and Benjamin Nazarian, dated as of April 21, 1999.